UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KATE SPADE & COMPANY

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

485865109

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,362,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,362,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.95%

14.	Type of Reporting Person IA; OO

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,362,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,362,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.95%

14.	Type of Reporting Person HC; OO

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,362,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,362,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.95%

14.	Type of Reporting Person HC; OO

CUSIP No. 485865109		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,362,202

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,362,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,202

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.95%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on May 18, 2017, (as amended by this Amendment, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 100,000 Shares reported herein on behalf of the Funds and Managed Accounts have come directly from the assets of the Funds and Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and Managed Accounts was $1,844,000 (excluding commissions and other execution-related costs).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the 13D with the SEC on May 18, 2017, the Reporting Persons acquired the additional 100,000 Shares on May 26, 2017 reported herein on behalf of (i) 44,235 Shares purchased by Magnetar Capital Master Fund, (ii) 19,274 Shares purchased by Spectrum Master Fund, (iii) 15,394 Shares purchased by Magnetar Fundamental Master Fund; and (iv) 21,097 Shares purchased for the benefit of the Managed Accounts.

Since the filing of the 13D with the SEC on May 18, 2017, the Reporting Persons sold 800,000 Shares on June 23, 2017 on reported herein on behalf of which consists of (i) 321,785 Shares sold for the benefit of Magnetar Capital Master Fund, (ii) 140,444 Shares sold for the benefit of Spectrum Master Fund, (iii) 112,064 Shares sold for the benefit of Magnetar Fundamental Master Fund, (iv) 72,310 Shares sold for the benefit of Constellation Fund; and (iv) 153,397 Shares sold for the benefit of the Managed Accounts.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)                                 As of the close of business on June 23, 2017, each of the Reporting Persons may have been deemed to have beneficial ownership of 6,362,202, which consists of (i) 5,982,393 shares held for the benefit of PRA Master Fund and (ii) 379,809 Shares held for the benefit of MSW Master Fund, and all such Shares represented 4.95% of the Shares.

(b)                                 As of the close of business on June 23, 2017, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 6,362,202 Shares, which consists of (i) 5,982,393 shares held for the benefit of PRA Master Fund and (ii) 379,809 Shares held for the benefit of MSW Master Fund, and all such Shares represented beneficial ownership of approximately 4.95% of the Shares.

(c)                                  Except as set for the on Schedule A attached hereto, the Reporting Persons had no transactions since the filing of the Schedule 13D on May 18, 2017 through the close of business on June 23, 2017.  All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the New York Stock Exchange and various other trading markets.

(d)                                 Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on June 23, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2017

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

The Funds and Managed Accounts

Date	Number of Shares Bought (Sold)	Price Per Share($)(*)(**)
5/26/2017	100,000	$18.44
6/23/2017	(800,000)	$18.4629	(1)

(*)Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(1) Reflects a weighted average purchase price of $18.4629 per share, at prices ranging from $18.46 to $18.48 per share.